UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 14, 2005**

FINANCIAL FEDERAL CORPORATION

(Exact name of Registrant as specified in its charter)

Nevada	**1-12006**	**88-0244792**
(State of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(b) Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On September 14, 2005, William C. MacMillen, Jr., 92 years old, gave notice of his decision not to stand for re-election to the Board of Directors at the 2005 Annual Meeting of Stockholders to be held December 13, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
         Senior Vice President and
         Chief Financial Officer (Principal
         Financial Officer)

September 16, 2005
(Date)